Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or the “Company”) is dated February 28, 2008 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2007 compared to the previous year. As at February 28, 2008, the Company has 105 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s November 2007 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Description of business

NovaGold is a natural resource company engaged in the exploration and development of gold and copper properties in North America. The Company has a portfolio of exploration properties located in Alaska and British Columbia. The Company is also advancing its projects from exploration and development stage to construction. Construction of the Rock Creek mine, located in Nome, Alaska, continued through 2007 and is anticipated to be completed in mid-2008. Construction of the Galore Creek project was suspended at the end of 2007 as a result of cost increases, as more fully described below.

Three of the Company’s projects are being advanced with major mining companies. The Donlin Creek project is held by a newly created limited liability company which is owned equally by NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership which is owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc.

Donlin Creek

Donlin Creek is an advanced stage exploration project and is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 372 million tonnes containing 29.4 million ounces of gold and additional inferred resources of 47 million tonnes containing 3.5 million ounces of gold. Located in Southwestern Alaska, the property is under lease from Calista Corporation and The Kuskokwim Corporation, two Alaska Native corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. As owner of the subsurface rights of the property Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the pro rata share of the project capitalized costs incurred on the project to that date. The surface use agreement with The Kuskokwim Corporation gires the Company the right to explore for and develop valuable minerals found pursuant to the Calista lease. The surface use agreement requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee, based on 10% of the fair market value of the exclusive use area, for any areas designated as exclusive use areas.

On December 1, 2007, the Company entered into an agreement with Barrick that provided for the conversion of the Donlin Creek joint venture into a new limited liability company, the Donlin Creek LLC, jointly owned by NovaGold and Barrick on a 50/50 basis. As part of the Donlin Creek LLC, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50 percent of Barrick’s approximately US$129.6 million of expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The Company’s reimbursement will be made by paying the next approximately US$12.7 million of Barrick’s share of project development costs, and the remaining approximately US$52.1 million will bear interest and be paid out of future mine production cash flow. The Company is currently evaluating the accounting for this agreement in its financial statements and will report on this in its consolidated financial statements for the quarter ending February 29, 2008.

Nome Operations

The Nome Operations consist of three main projects located near the town of Nome, Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. Each property is described below.

Rock Creek
The Rock Creek property is located 8 miles north of Nome, Alaska. The Rock Creek property contains a probable reserve of 7.8 million tonnes containing 320,000 ounces of gold and an additional 170,000 ounces of indicated gold resources and 70,000 ounces of inferred gold resources. Rock Creek is the Company’s most advanced project which, together with anticipated production from Big Hurrah, is expected to produce gold at an average rate of approximately 100,000 ounces of gold per annum. In 2006 the Company received the necessary permits

NovaGold Resources Inc.

and Board of Directors approval to develop Rock Creek and Big Hurrah. The main process facility and tailings will be located at Rock Creek and will process ore from Rock Creek and ore trucked from Big Hurrah. Construction activities commenced in August 2006 and production was targeted for late 2007. Permit challenges, resource constraints, unforeseen issues with equipment and severe weather conditions, and other factors have delayed production start up on the project. Gold production is now targeted for mid-2008. Costs are also escalating due to the longer construction timeline. The total capital cost estimate in the feasibility study was approximately US$158 million but given the current status of construction, the Company expects capital costs to exceed this amount.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value based on consensus gold price estimates. If consensus gold prices fluctuate downward significantly, the Rock Creek project may be impaired. There also can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

Big Hurrah
The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Big Hurrah property contains probable reserves of 1.2 million tonnes containing 190,000 ounces of gold, with an additional 80,000 ounces of indicated gold resources and 10,000 ounces of inferred gold resources. The Company plans to mine and truck material from Big Hurrah to the milling facility located at Rock Creek, using the higher grade material from Big Hurrah to supplement the Rock Creek deposit as a seasonal operation during the summer months. While the current mine plan includes commencing mining at Big Hurrah in 2008, the Company may delay mining Big Hurrah until 2009 should this be considered more optimal.

Nome Gold
The Nome Gold property is located 3 miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.6 million ounces of gold and an inferred resource estimated at 0.25 million ounces. The Company currently plans to complete engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques.

Galore Creek

Galore Creek, which is held through a partnership with Teck Cominco, is a copper-gold-silver deposit located in Northwestern British Columbia with measured and indicated resources estimated at 786 million tonnes containing 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver. Inferred resources, including 60% of the Copper Canyon project, total 457 million tonnes containing 3.6 billion pounds of copper, 3.8 million ounces of gold and 65 million ounces of silver. The Galore Creek property consists of the Southwest, Central, Junction and West Fork deposits and the Copper Canyon property is immediately east of the main Galore Creek property.

The resource estimate for the project was updated on January 25, 2008 to reclassify proven and probable reserves obtained from the October 2006 Galore Creek Feasibility Study, compiled by Hatch Ltd., as measured and indicated resources and to update the inferred resource estimate.

On August 1, 2007, the Company formed a partnership with Teck Cominco with respect to constructing a mine at the Galore Creek project. Each of NovaGold and Teck Cominco have a 50% interest in the project. The activities of the Galore Creek partnership are being conducted by the Galore Creek Mining Corporation (“GCMC”). The necessary permits were received during 2007 for major construction activities. An independent engineering firm was engaged during the year to review the October 2006 feasibility study and commence project engineering. Their preliminary work indicated expected capital cost increases would be significantly higher than originally estimated, as well as an extended construction timeline.

In November 2007, based on a higher capital cost estimate and reduced expected operating margins as a result of the stronger Canadian dollar, the project as originally conceived and permitted was considered to be uneconomic at then consensus long-term metal prices. Although there have been changes in scope from the original feasibility study, the largest portion of the capital cost increase was related to the complex sequencing of activities necessary to build the tailings dam and water management structures, and the expected extension of the construction schedule by 18 to 24 months. The project had also been affected by the rapidly escalating capital costs affecting major construction projects world-wide. In light of these developments, NovaGold and Teck Cominco reached a decision on November 26, 2007 to suspend construction and amend the terms of Teck Cominco’s earn-in obligations in connection with the project. Under the amended arrangements, Teck Cominco’s total minimum committed investment in the partnership would be $403 million, including $72 million to be invested in the partnership over the next five years principally to reassess the project and evaluate alternative development strategies. Teck Cominco’s funding of project costs at November 30, 2007 totalled $264 million. Excluding costs covered by Teck Cominco’s $72 million above, NovaGold and Teck Cominco agreed to share the next $100 million of project costs 33% and 67%, respectively, and as the project moves to care and maintenance will share costs equally thereafter.

The Company’s future obligations as a result of the suspension are to complete the construction demobilization and place the site on care and maintenance. The demobilization costs, which are intended to put the site in a condition that will enable the partners to restart the project at a later date, are estimated to be approximately $93 million and have been accrued and expensed in the period. These costs are based on

NovaGold Resources Inc.

preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

At November 30, 2007, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value based on an analysis performed by the Company at various capital expenditure levels, long-term metal prices and foreign exchange rates. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment writedown will not be required.

Ambler

Ambler is an early stage exploration project located in Northern Alaska, approximately 135 miles east of Kotzebue and 20 miles north of the village of Kobuk. NovaGold has an option to acquire a joint venture 51% interest through an agreement with subsidiaries of Rio Tinto plc, in this large, high-grade polymetallic massive sulphide deposit with an indicated resource of 16.8 million tonnes grading 4.1% copper, 6.0% zinc, 0.9% lead, 0.8 g/t gold and 59.6 g/t silver containing 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 350.3 million pounds of lead, 450,000 ounces of gold and 32.3 million ounces of silver. The project has an additional 11.9 million tonnes of inferred resources grading 3.6% copper, 5.0% zinc, 0.8% lead, 0.7 g/t gold and 48.4 g/t silver containing 0.9 billion pounds of copper, 1.3 billion pounds of zinc, 0.2 billion pounds of lead, 260,000 ounces of gold and 18.6 million ounces of silver. In order to earn a 51% interest, the Company must expend US$20 million on the property, obtain memoranda of understanding with certain land owners in the region and complete a defined pre-feasibility study. The Company is manager of the project through to completion of a feasibility study, and the subsidiaries have a one-time option after completion of a feasibility study to acquire, by making a payment to the Company based on net present value, an additional 2% interest in the project and assume management of construction and operation of the mine.

Other properties

NovaGold holds a portfolio of earlier stage exploration projects in British Columbia and Alaska that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of operations

For the year ended November 30, 2007, the Company reported a loss of $44.8 million (or $0.45 per share) compared to a loss of $30.5 million (or $0.33 per share) for the corresponding period in 2006. On November 26, 2007, the Company announced the suspension of construction at the Galore Creek project. The Company consolidates the results from the Galore Creek partnership and recorded total costs related to the suspension of approximately $93.1 million, of which $46.6 million is allocated on an equity basis to the Company’s 50% partner Teck Cominco, leading to a net expense to the Company of $46.6 million before tax. Under the agreement with Teck Cominco, Teck Cominco is required to pay 67% of the $93.1 million. In 2006 the Company incurred $21 million of costs related to defending an unsolicited bid for the Company that was ultimately rejected by shareholders holding 86% of the Company’s shares.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.1 million during the year ended November 30, 2007 compared with $1.7 million in 2006. The main reduction in sales was caused by a focus of efforts of the team in Nome, Alaska to the Rock Creek mine construction. Interest income decreased to $6.0 million for the year ended November 30, 2007 compared with $6.6 million in 2006, due to lower average cash balances.

Expenses for the year ended November 30, 2007 were $118.5 million compared to $40.3 million in 2006, including $2.0 million and $4.2 million, respectively, for the non-cash stock-based compensation for which an equivalent amount was added to shareholders’ equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, professional fees, and foreign exchange losses have decreased to $23.4 million in 2007 compared with $36.1 million in 2006. Expenses in 2006 were higher due to professional fees of approximately $17.5 million incurred responding to an unsolicited bid for the Company. Offsetting the decrease is a $2.8 million increase in foreign exchange losses resulting primarily from the effect of the strengthening of the Canadian dollar on the difference between the Company’s US dollar cash balances and its US dollar liabilities. On November 26, 2007, the Company and Teck Cominco announced the suspension of construction activities at the Galore Creek project due to substantially higher capital costs and a longer construction schedule for the project than previously estimated. For the year ended November 30, 2007, the Company has recorded $93.1 million for the associated demobilization costs. The demobilization cost has been reduced by Teck Cominco’s 50% partnership interest, for a net cost of $46.6 million before tax.

Other items of significance include the sale of the Company’s investment in Pioneer Metals Corporation (“Pioneer”) and the equity losses and dilution gains associated with the Company’s investment in Alexco Resource Corp. (“Alexco”). On March 14, 2007, the Company sold its entire holdings of Pioneer at $1.00 per share for $5.9 million and recorded a gain of $4.2 million on the sale. The Company equity accounts for its strategic investment in Alexco as it has significant influence over Alexco. For the year ended November 30, 2007, the Company recorded a net loss of $0.5 million from the net of its share of Alexco’s net loss and the gain on dilution of its ownership in Alexco, compared to a net gain of $0.1 million for the same period in 2006.

NovaGold Resources Inc.

Selected financial data

The following annual and quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Annual information

Fiscal years ended November 30, 2007, 2006 and 2005, in $000’s except per share amounts:

	2007	2006	2005
	$	$	$
Net revenues	6,911	8,093	3,254
Expenses and other items	(118,533)	(40,277)	(11,291)
Loss for the year	(44,766)	(30,451)	(5,808)
Loss per share – basic and diluted	(0.45)	(0.33)	(0.09)
Expenditures on mineral properties and related deferred costs(1)
USA	57,882	48,444	13,205
Canada	44,965	36,455	48,966

Total assets	1,170,240	565,424	270,378

Total long term financial liabilities	(139,131)	(34,039)	(455)

Quarterly information

In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/07	8/31/07	5/31/07	2/28/07	11/30/06	8/31/06	5/31/06	2/28/06
	$	$	$	$	$	$	$	$
Net revenues	1,730	2,173	1,946	1,062	2,080	2,391	2,213	1,409
Income (loss) for the quarter	(32,534)	(4,159)	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)	102
Loss per share – basic and diluted	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)	0.00
Expenditures on mineral properties and related deferred costs(1)
USA	(13,423)	27,203	25,969	18,133	16,088	27,461	3,254	1,641
Canada	13,183	25,981	2,156	3,645	18,081	11,501	1,599	5,274

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, tax credits and adjustments, writedowns, disposals, option payments received and changes in ownership interest of mineral property title.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the quarter ended November 30, 2007, the Company had net recoveries of $0.2 million on mineral properties and related deferred costs. Of this amount, $13.0 million related to spending at the Galore Creek project located in Northwestern British Columbia and $2.3 million related to spending at the Rock Creek project located in Nome, Alaska. Offsetting the expenditures is an $18.0 million reduction in expenditures related to the Donlin Creek project representing the change in ownership percentage from 70% to 50% resulting from a new agreement with Barrick.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of stock option grants and one-time events, such as the suspension of the Galore Creek project. The Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At November 30, 2007, the Company held $97.9 million in cash and cash equivalents. During the year, the Company completed an equity offering for net proceeds of $217.2 million after commissions and expenses of $12.0 million. Also during the year, the Company generated proceeds from the sale of Pioneer shares of $5.9 million. From the date of formation of the Galore Creek partnership on August 1, 2007 to November 30, 2007, Teck Cominco funded $264.3 million into the partnership of which $82.8 million remained in cash and cash equivalents at November 30, 2007. Certain of these funds are expected to be used for suspension activities.

NovaGold Resources Inc.

The Company expended $60.3 million on net operating activities during the year ended November 30, 2007 compared with $3.1 million in 2006. Major changes in non-cash working capital during the year were a net $13.3 million decrease in accounts payable, primarily due to the fact that $11.5 million of takeover defense costs were accrued at November 30, 2006 with no corresponding amount at November 30, 2007; increases in deposits and other receivables of approximately $14.0 million related primarily to $10.1 million of GST amounts recoverable on construction activities at Galore Creek; and an $8.9 million increase in supplies inventory at the Company’s Rock Creek mine project. Also included in 2007 was $93.1 million of suspension costs to be paid over 2008, of which $31.0 million will be paid by the Company.

During the year ended November 30, 2007, the Company generated $487.8 million in cash flows from financing activities compared with $196.3 million in 2006. Of this amount, $217.2 million, net of commission and expenses of $12 million, resulted from the issuance of 12.5 million shares at $18.33 (US$16.25) per share under a public offering that closed in April 2007, $6.3 million arose from stock option and warrant exercises and $264.3 million from Teck Cominco’s funding of the Galore Creek project. The net proceeds from financing activities of $196.3 million in 2006 arose primarily from a public offering of 14.95 million common shares at $14.43 (US$11.75) per common share in February 2006.

The Company expended $436.1 million on investing activities during 2007 compared with $119.9 million during 2006. The majority of the Company’s investing activity during the year related to construction activities at the Rock Creek mine (approximately $78 million) and the Galore Creek project (approximately $239 million). The Company expended $48.7 million in 2007 on mineral properties and deferred costs compared with $50.3 million in 2006. The majority of the 2007 and 2006 mineral property expenditures occurred at the Galore Creek and Rock Creek projects.

The Company has no material off-balance sheet arrangement and no material capital lease agreements.

At November 30, 2007, the Company’s aggregate commitments for operating leases totaled $6.8 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at November 30, 2007 in the amount of US$3.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the first quarter of 2008. Of the US$64.8 million owed to Barrick, US$52.1 million is payable from cash flows from Donlin Creek and will be due in more than five years based on the expected production timeline.

The future minimum payments at November 30, 2007 are approximately as follows:

	in thousands of Canadian dollars
	Operating	Rock	Donlin
	Leases	Creek	Creek	Total
	$	$	$	$
2008	0.9	3.0		3.9
2009	0.8	-	-	0.8
2010	0.6	-	-	0.6
2011	0.7	-	-	0.7
2012	0.6	-	-	0.6
Thereafter	3.2	-	64.8	68.0

The Company has no significant financial or other instruments except that its cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At November 30, 2007, the Company had cash and cash equivalents of $97.9 million. Of this amount $82.8 million was designated for Galore Creek activities, including payment of existing payables, but a portion is expected to be used for payment of suspension costs. Subsequent to November 30, 2007, the Company received $19 million from the proceeds of the sale of its shares in US Gold Corp, received $8.3 million from the release of funds securing certain bonds, obtained a revolving line of credit of $30 million maturing July 30, 2008 and expects the release of $4.6 million of funds securing a letter of credit for contracts already settled. Based on current estimates and gold prices, the Rock Creek mine should generate over $25 million of cash flow during 2008. Approximately 3.5 million warrants to purchase shares at $7.00 per share expire on October 1, 2008; if exercised these would generate net proceeds of $24 million to the Company.

The Company has budgeted to spend approximately $30 million on Rock Creek construction in fiscal 2008 and an additional $7 million on exploration costs to identify additional resources for the mine. The Company has budgeted to spend approximately $25 million on Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the focus to expand the existing resource base. The Donlin Creek LLC expects to approve a second budget for the remainder of 2008, the amount of which has yet to be fixed.

NovaGold Resources Inc.

At Galore Creek, the Company’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization budget has yet to be approved but $93 million has been included for estimated suspension costs of which 33%, or $31 million, will be borne by NovaGold. NovaGold and Teck Cominco are re-evaluating options to determine whether Galore Creek can become a viable, operating mine with a long, profitable life. On-going care and maintenance costs, which will be required to monitor the site and infrastructure until a decision is made to proceed with or abandon the project, are currently estimated at $10 to $20 million for 2008 of which 50% is expected to be borne by NovaGold and will be expensed as incurred. The decision to restart construction may not occur for several years. If the project does not proceed, the Galore Creek partnership may have to reclaim and restore any disturbed land and these costs could be material.

The Company will need external financing to develop and construct its major properties and to fund the exploration and development of its other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

At February 28, 2008, NovaGold had $33 million of unrestricted cash and available lines of credit.

Related party transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”), a related party having two common directors, completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco, which the Company considers a strategic investment. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. The Company’s ownership in Alexco at February 28, 2008 is approximately 17.8%.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer nil (2006: US$30,000) under the agreement.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, the amount of project supervision costs and the amount of future reclamation obligations.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at

NovaGold Resources Inc.

all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Project suspension costs

The Company’s future obligations as a result of the suspension of the Galore Creek project are to complete the construction demobilization and place the site on care and maintenance. The estimated demobilization costs are based on preliminary plans that could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. Actual results could be materially different from these estimates.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Changes in accounting policies

Effective as of December 1, 2006, the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30.8 million, which was reported as an adjustment to the opening balance of accumulated comprehensive income. For the year ended November 30, 2007, the Company reported a net unrealized loss of $10.6 million.

The Company has also adopted new accounting policies for supplies inventory and capitalized interest. Supplies inventory consists of equipment, supplies and spare parts to be consumed in the operations at the Rock Creek mine. Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved. See note 2 of the consolidated financial statements for the year ended November 30, 2007 for further disclosure.

New accounting pronouncements

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. These standards are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

NovaGold Resources Inc.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management is currently evaluating the impact of this new standard on the Company’s results, financial position and cash flows.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

U.S. GAAP

For new U.S. GAAP accounting pronouncements, see Note 16 “Significant differences from United States accounting principles” to the consolidated financial statements.

Disclosure controls and internal control over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending November 30, 2007.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended November 30, 2007 which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. GAAP reconciliation. In efforts to address this material weakness the Company is taking the following actions:

•	Provide additional training and education for our accounting staff with respect to U.S. GAAP; and

•	Consult with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP.

Risk factors

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth

NovaGold Resources Inc.

by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.